SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 3 NEW AIRCRAFT aND 10 new routes FROM

Bristol, edinburgh, glasgow (PIK) & Liverpool

500,000 £1 CHRISTMAS SEAT SALE

Ryanair, the world's favourite airline, announced today (19th Nov) that it will invest an additional $210m in UK tourism as it bases new aircraft in Bristol (up one to five) and Liverpool (up two to eight), from 28th March, and opens ten new routes from Bristol, Edinburgh, Glasgow (Prestwick) and Liverpool Airports, from February next, which will deliver 400,000 additional passengers p.a. and sustain 400 new jobs at these airports in 2010.

All Ryanair's new routes from Bristol to Faro, Gdansk, Palma de Mallorca, Venice (Treviso) and Valencia, from Edinburgh to Tampere, from Glasgow (Prestwick) to Carcassonne and from Liverpool to Lodz, Rimini and Trapani will be available for booking tomorrow, Friday (20th Nov), on www.ryanair.com.  Ryanair will also increase frequencies on two Bristol and four Liverpool routes.

Ryanair celebrated these three new aircraft and ten new routes by extending its 500,000 £1 Christmas seat sale to midnight Friday (20th Nov), for travel in late December, which is available for booking on www.ryanair.com.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce three new aircraft and ten new routes for Bristol, Edinburgh, Glasgow Prestwick and Liverpool airports which will deliver 400,000 additional passengers and sustain 400 new jobs while ensuring increased competition and choice for consumers.

"Ryanair routes at these airports deliver millions of passengers, and sustain thousands of jobs at each airport and in the surrounding regions every year.

"To celebrate these new aircraft, routes and frequencies Ryanair is extending its 500,000 £1 Christmas seat sale, for travel across Europe in late December, until midnight Friday. Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

New Ryanair routes:
Bristol		Glasgow (Prestwick)
Route	Begin	Route	Begin
Faro	31 Mar	Carcassonne	31 Mar
Gdansk	1 Apr
Palma	31 Mar	Liverpool
Treviso	31 Mar	Route	Begin
Valencia	25 Feb	Lodz	1 Apr
		Rimini	31 Mar
		Trapani	Route
Edinburgh
Route	Begin
Tampere	1 Apr

Increased Frequencies:
Bristol	Liverpool
Route	Route
Malaga	Faro
Malta	Krakow
Poznan
Wroclaw

For further information:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  19 November, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary